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                            July 6, 2021

       Mike Logozzo
       Chief Financial Officer
       ReAlpha Asset Management Inc
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: ReAlpha Asset
Management Inc
                                                            Amendment No. 1 to
                                                            Offering Statement
on Form 1-A
                                                            Filed June 9, 2021
                                                            File No. 024-11523

       Dear Mr. Logozzo:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed June 9, 2021

       General

   1. We note that you intend to provide an opportunity for retail investors to become Syndicate
                                                        Members through
subsequent exempt offerings. Please tell us what exemption(s) you intend to rely on and
the facts that make the exemption available. We may have further comment.
   2. We note your disclosure on page 35 that the ReAlpha M3 TM Platform is a digital marketplace, which is a
web-based and mobile accessible investment platform for your
                                                        Syndicate Members, and
the platform will give Syndicate Members real-time visibility
 Mike Logozzo
ReAlpha Asset Management Inc
July 6, 2021
Page 2
         into their property asset portfolio and performance as well as allowing the Syndicate
         Member to decide to join in an ownership of a ReAlpha property through the platform itself. Please tell us in more detail how this platform will function, including the specific information that will be available to potential investors, a description of the interests that may be purchased on the platform, how a potential investor will access the platform, and whether the platform is currently operational. We may have further comment.
Financial Statements
Note 1: Nature of Operations, page F-8

3.       We note your disclosure that the company   s major shareholder,
ReAlpha Tech Corp,
         purchased part of your investment in real estate prior to inception. Please tell us if these properties had a rental history or any renovations during the time of previous ownership as well as prior to ownership by ReAlpha Tech Corp. In addition, please tell us whether
         ReAlpha Tech Corp or an affiliate has purchased any additional properties on your behalf and your probability of acquiring them in the future.
        You may contact Babette Cooper at 202-551-3396 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Jennifer Gowetski at 202-551-3401
with any other questions.



FirstName LastNameMike Logozzo                                   Sincerely,
Comapany NameReAlpha Asset Management Inc
                                                                 Division of
Corporation Finance
July 6, 2021 Page 2                                              Office of Real
Estate & Construction
FirstName LastName